MagneGas Corporation

11885 44th Street North

Clearwater, FL 33762

May 16, 2016

VIA EDGAR

Kevin J. Kuhar, Accounting Branch Chief

Mail Stop 3030

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation

Form 10-K for the Fiscal Year ended December 31, 2015

Filed March 23, 2016

File No. 001-35586

Dear Mr. Kuhar:

MagneGas Corporation (the “Company”) is in receipt of your comment letter dated April 28, 2016 regarding the above referenced filing. As requested in your letter, we have provided the following responses to the questions raised by the staff and, in connection with such responses, we are filing Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2015 (the “10-K/A”) to provide additional disclosures in response to the staff’s comments. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Fiscal Year ended December 31, 2015

Statements of Operations, page F-4

1.	We note your presentation of “Stock Compensation” and “Stocks issued to pay for services.” Please revise the statement in future filings, including any amendments, to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to our guidance provided in SAB Topic 14F.

RESPONSE:	In response to the staff’s comment, the Company will revise the Statement of Operations in future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Item 9A. Controls and Procedures, page 23

2.	Please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2015 considering that your internal control over financial reporting was not effective as of the same date. Describe to us each material weakness you identified in your internal control over financial reporting and explain why each did not impact the effectiveness of your disclosure controls and procedures.

RESPONSE:	In response to the staff’s comment, the Company is filing its 10-K/A today to revise its disclosure. Our disclosure now states that our disclosure controls and procedures were not effective as of December 31, 2015 due to the material weaknesses in our internal control over financial reporting related to: (i) our internal audit functions; and (ii) a lack of segregation of duties within accounting functions.

3. As a related matter, please amend the filing to address the following:

•	Revise to identify the framework used in your assessment of internal control over financial reporting (e.g., the COSO 2013 Framework), as required by Item 308(a)(2) of Regulation S-K; and
•	Revise to disclose any material weaknesses in your internal control over financial reporting identified by management, as required by Item 308(a)(3) of Regulation S- K.

RESPONSE:	In response to the staff’s comment, the Company is filing its 10-K/A today to revise its disclosure to identity the COSO 2013 Framework as the one used in our assessment of internal control over financial reporting and to disclose that the material weaknesses in our internal control over financial reporting related to: (i) our internal audit functions; and (ii) a lack of segregation of duties within accounting functions.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MagneGas Corporation

By:	/s/ Luisa Ingargiola
Name:	Luisa Ingargiola
Title:	Chief Financial Officer